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March 29, 2019

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bristol-Myers Squibb Company (“Bristol-Myers” or the “Company”) DEFC14A filed on March 15, 2019 Filed by Starboard Value LP et. al (collectively, “Starboard”) File No. 1-01136

Dear Ms. Chalk:

On behalf of Starboard, we are hereby notifying the Staff of the Securities and Exchange Commission (the “SEC”) that Starboard has withdrawn its solicitation of proxies in opposition to the proposals related to the Company’s proposed merger with Celgene Corporation at the Company’s special meeting of stockholders and has therefore terminated its proxy solicitation in connection therewith. A copy of the press release Starboard issued today announcing its withdrawal of the solicitation was filed by Starboard on Form DFAN14A with the SEC today.

Please do not hesitate to contact me should you have any questions.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

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